Costco Wholesale Corporation

999 Lake Drive

Issaquah, WA 98027

August 18, 2005

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Pradip Bhaumik, Attorney-Advisor

Costco Wholesale Corporation

Registration Statement on Form S-3

File No. 333-125637

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act Costco Wholesale Corporation (the “Company”) hereby requests hereby requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-125637) be accelerated so that it will become effective at 5 p.m., Washington, D.C. time, on August 19, 2005, or as soon thereafter as practicable.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its fully responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Costco Wholesale Corporation

/s/ Richard J. Olin

Richard J. Olin

Vice President and General Counsel

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